SEC FILE NUMBER
001-34885

CUSIP NUMBER
03236M200

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☒

	Form 10-D	☐	Form N-SAR	☐	Form N-CSR	☐

For the Period Ended:   March 31, 2018

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AMYRIS, INC.

Full Name of Registrant

Former Name if Applicable

5885 Hollis Street, Suite 100

Address of Principal Executive Office (Street and Number)

Emeryville, California 94608

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Amyris, Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2018 (the “Form 10-Q”) within the prescribed time period without unreasonable effort and expense because of the significant time and resources that were devoted to the accounting for and disclosure of the adoption of ASC 606, Revenue from Contracts with Customers, in the fiscal quarter ended March 31, 2018 and related disclosure. These activities delayed the completion of the Form 10-Q.

As previously reported in the Company’s Annual Report on Form 10-K as of December 31, 2017, the Company identified a material weakness in internal control over financial reporting related to an ineffective control environment, risk assessment process, and information and communication process. As part of the ongoing remediation efforts, during the quarter ended March 31, 2018, the Company hired experienced personnel with qualifications in accounting leadership and technical accounting and will take further actions to remediate the material weakness in internal control over financial reporting.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kathleen Valiasek	(510)	450-0761
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s preliminary results of operations for the fiscal quarter ended March 31, 2018 compared to the fiscal quarter ended March 31, 2017 were previously reported in the Company’s press release, dated May 14, 2018, that was furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated May 14, 2018.

Amyris, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2018

By	/s/ Kathleen Valiasek
Kathleen Valiasek
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).